TROUTMAN SANDERS LLP

ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

THE CHRYSLER BUILDING
405 LEXINGTON AVENUE
NEW YORK, NEW YORK 10174
www.troutmansanders.com
TELEPHONE: 212-704-6000
FACSIMILE: 212-704-6288
Joseph Walsh Joseph.walsh@troutmansanders.com	Direct Dial: 212-704-6030 Fax: 212-704-5919

September 13, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:     Jeffrey Riedler
Assistant Director

Re:	AmTrust Financial Services, Inc. Registration Statement on Form S-1, Amendment No. 2 Filed August 25, 2006 File No. 333-134960

Dear Mr. Riedler:

On behalf of AmTrust Financial Services, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated August 31, with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Form S-1”), filed with the Commission on August 25, 2006. Attached hereto as Exhibit A is a clean version of Amendment No. 3 to the Form S-1 (the “Form S-1/A”).

Courtesy copies of this letter and clean and marked versions of the Form S-1/A have been sent to the Commission’s examiners via courier. The marked copy of the Form S-1/A indicates the changes from Amendment No. 2 to the Form S-1 as previously filed with the Commission.

All responses provided herein are based solely on information provided by the Company.

For your convenience, The Company has reprinted the Commission’s written comments below prior to the Company’s responses.

Amendment No.2 to Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Critical Accounting Policies, page 43

1.
Refer to your response to comment three. Your response indicates that you revised the disclosure to clarify that certain estimates are not uncertain or susceptible to change. We were not able to find a discussion of this in the pages referenced in your response. Please revise your disclosure to include this discussion or identify to us specifically where the changes were made. For those policies such as “premiums, earned but unbilled premiums, and deferred acquisition costs” that you did identify as subjective, please provide a discussion of the key driver of these amounts, how accurate these estimates have been in the past, and a sensitivity analysis of the impact that a reasonably likely change to those drivers would have on your financial statements.

RESPONSE: In response to Comment 3 to Amendement No. 2, the Company revised its disclosure to clarify that estimates made in connection with Premiums, Earned But Unbilled Premium and Deferred Policy Acquisition Costs are not uncertain or susceptible to change. On page 41 of the S-1/A, in the third paragraph regarding “Premiums”, The Company deleted the phrase “[a]lthough considerable variability is inherent in such estimates” from the sentence that now states “Management believes that the accrual for earned but unbilled premiums is reasonable.” The Company also revised the fourth ,paragraph regarding “Earned But Unbilled Premiums” by deleting the word “estimate” after the word “premium” in the fourth line of the paragraph.

On page 42 of the S-1/A, in the first paragraph regarding “Deferred Policy Acquisition Costs” the Company deleted the sentence that stated “[j]udgments as to the ultimate recoverability of these deferred policy acquisition costs are highly dependent upon estimated future profitability of unearned premiums.”

In addition, The Company sought to clarify that the Company’s reserves for loss and loss adjustment expenses are the only estimates which are materially subjective. The Company specifically noted that the Company’s estimate of earned but unbilled premiums, which is based on the historical ratio of earned but unbilled premiums to written premiums, is not subjective.

Reserve for Loss and Loss Adjustment Expenses, page 43

2.
Refer to your response to comment four. Please revise your discussion here related to the loss development factors to include a more detailed discussion of how you arrive at these amounts that you then apply to your calculations such as how you weight the industry factors to your actual factors and whether this is consistent across all lines. Include any consideration given to these other supporting assumptions such as the “frequency of claims, severity of claims, claims closure rates or other relevant considerations” that may cause you to reconsider your loss development factors. Also revise your disclosure to clarify that the “hypothetical 5%” increase in frequency and severity disclosed in the last paragraph on page 43 actually represents a reasonably likely change to your loss and loss expense adjustment reserve based on your experience.

RESPONSE: The Company has revised is disclosure on page 40 of the S-1/A to describe the considerations relevant to the relative weights afforded to Company loss development factors and industry-wide loss development factors in establishing its reserves. Changes in frequency and severity, among other factors, would impact the development of claims, which would be reflected in the loss development factors. However, as the Company discloses on page 40 of the S-1/A, the Company has not experienced material variability in its claims development.

The Company has revised its disclosure on page 40 of the S-1/A to note that the hypothetical 5% increase in frequency and severity is a possibility, within a range of reasonably likely results. The Company further notes on page 40 of the S-1/A that it establishes its reserves for loss and loss adjustment expenses at a point within the range of reasonably likely results generated by the Company’s actuarial projections. The high point of the range is more than 5% higher than the Company’s reserves and the low point is more than 5% lower.

Results of Operations, page 44

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005, page 44

Loss and Loss Adjustment Expenses — Small Business Workers’ Compensation, page 47

3.
Please refer to your response in response to our prior comment number five. We understand that you use the loss development factors to calculate your reserves, but it appears that other assumptions may affect these loss development factors as well. It is the changes to these factors that appear to ultimately influence the loss development and cause it to differ from what you originally recorded. Please revise your discussion to address the underlying factors that caused your amounts to differ from the industry assumptions you originally selected.

RESPONSE: As the Company has disclosed on page 45 of the S-1/A, its reserve estimates have decreased because the Company considers industry-wide loss development factors in establishing its reserves, but the Company’s actual loss experience has been better than the industry’s. The Company believes that its loss experience has been better because of its focus on small businesses, which, historically, have had better loss experience than larger businesses. Small business employers are generally more familiar with the details of their businesses and provide to underwriters more accurate and complete information about their risks. In addition, the Company insures employers which conduct business only in low and medium hazard classes, which tend to experience lower claims frequency and severity than businesses in high hazard classes.

Loss and Loss Adjustment Expenses - Specialty Risk and Extended Warranty, page 47

4.
You state that “claims activity was greater than initially estimated.” Please quantify in your disclosure the metrics used in making this statement. For example, consider disclosing the actual amount of claims received for all periods presented to allow a better understanding of the volumes of claims received.

RESPONSE: The Company has have revised its disclosure on page 45 of the S-1/A to quantify the increase in claims activity described therein and to set forth our evaluation of why it occurred.

Business, page 64

Workers’ Compensation Segment, page 86

5.
Please refer to your response to comment number eight. Please explain to us the underlying assumptions that caused the company to determine that a more conservative loss development factor was required related to the business for which it assumed processing from the third party administrator. To the extent possible quantify the most significant of these underlying factors that support your loss development factors chosen. Where actual amounts have differed from your assumptions that resulted in changing your loss development factor, discuss these differences and why there was no need to change this underlying assumption.

RESPONSE: The Company has revised its disclosure on page 88 of the S-1/A to clarify that $3.4 million reserve increase that the Company recorded in 2004 resulted from adjustments to actual case reserves, not to changes in loss development patterns. The Company further revised its disclosure to disclose that the Company’s claims adjusters increased the case reserves posted by the third party administrators who had previously handled the claims because the Company chose to be more conservative in its evaluation of the ultimate medical and indemnity costs of particular claims. The Company believed that more conservative case reserves were appropriate based on the judgment of its claims staff and the actual cost of closed claims. The Company regularly reviews closed claims to determine whether the initial case reserves recorded by the Company’s claims adjusters were reasonably accurate in relation to the actual incurred losses.

Specialty Risk and Extended Warranty, page 89

6.
Please refer to your response to our prior comment number ten. Based on your revised disclosure, it appears that several estimates are generated under the average claim cost method and the loss ratio method. Please revise your disclosure to include the high and low numbers within the ranges calculated under the different methodologies discussed on page 90. Given that your discussion in the section “Reserves for Loss and Loss adjustment Expenses” on page 43 appears to focus primarily on the worker’s compensation lines, provide a sensitivity analysis for this line of business based on the significant assumptions discussed.

RESPONSE: Because each Specialty Risk coverage plan provides coverage for different types of products and different periods of time under unique terms and conditions, the Company calculates the loss and loss adjustment expense reserves for each coverage plan separately. As the Company has disclosed on page 88 of the S-1/A, it utilizes, primarily, the average claim cost method to calculate reserves. As the Company further discloses on page 88 of the S-1/A, it utilizes the loss ratio method to confirm the validity of the reserve calculation produced by the average claim cost method. If the loss ratio method indicates that the average claim cost method has not produced a credible result for a particular coverage plan, the Company will make a judgment as to the appropriate reserve for that coverage plan. In making that judgment, the Company principally considers the historical performance of that coverage plan or similar coverage plans, its analysis of the performance of the administrator and coverage terms. Because the determination of Specialty Risk reserves is coverage plan specific, the Company does not believe that the disclosure of aggregate high and low estimates generated by the comparison of the results of the average claim cost and loss ratio methods for each coverage plan is meaningful. The Company has revised its disclosure on page 88 of the S-1/A to provide a more detailed description of the reserving process as set forth herein.

Specialty Risk and Extended Warranty coverage plans characteristically involve the issuance of many policies which provide relatively low amounts of coverage. However, because each plan provides coverage for different types of products and risks, the factors that impact loss development are completely different. For example, the Company experienced unanticipated claims frequency in connection with gap coverage plans, which provide coverage to borrowers and lessors in connection with auto loans and leases for the gap between the borrowers’ or lessors’ property damage coverage and the residual value of the loan or lease in the event that the subject auto is a “total loss”. The unanticipated frequency arose because more policies had been issued in connection with sub-prime loans than had been expected. The Company has no reason to expect that the factors that impacted the particular gap coverage plans involved would impact other gap coverage plans. They certainly would not affect other types of specialty risk coverage plans. Therefore, the Company cannot produce a sensitivity analysis which covers the Specialty Risk and Extended Warranty Segment generally.

Loss Development, page 91

Analysis of Loss and Loss Adjustment Expense Reserve Development, page 92

7.
Please refer to your response to our prior comment number 11. We recognize that the “Net cumulative redundancy (deficiency)” for year prior to the most recent year will not agree with the table on page 91. However, just as the difference between the “One year later” amount and the “Reserve for loss and loss adjustment expense, net of reinsurance recoverables” amount for 2004 is the amount disclosed for 2005 in the table on page 91, generally the difference between the “One year later” amount and the “Reserve for loss and loss adjustment expense, net of reinsurance recoverables” for 2003 will equal the amount disclosed on page 91 for 2004. This is typically due to the fact that the “Net reserve estimated as of” for all but the current period new estimations will not change. Please explain why that does not appear to be the case for your disclosure.

RESPONSE: The Staff’s comment that the difference between the “One year later” amount and the “Reserve for loss and loss adjustment expense, net of reinsurance recoverable” in the Analysis of Loss and Loss Adjustment Expense Reserve Development” generally matches the “Incurred related to: prior year” amount in the Reconciliation of Loss and Loss Adjustment Expense Reserves”, is correct for short-tail lines of business. The Company’s primary line of business, workers compensation, is a long-tail line of business. As a result, a certain percentage of claims are open for long periods of time. Claims that remain open for several years are generally more severe than average and, as a result, are more complicated and their development is more variable. Because of this variability, the incurred loss for all years is subject to revision in future years

Consolidated Financial Statements — December 31, 2005

Notes to the Consolidated Financial Statements, page F-8

2. Significant Accounting Policies, page F-8

(m) Earnings Per Share, page F-13

8.
Please refer to your response to our prior comment number 16. Please clarify for us and in your document whether your intention for this disclosure is to provide what basic EPS would have been had all of the shares been converted at the beginning of the periods presented or if it is to present what diluted EPS would have been had the preferred shares had a conversion feature for all periods presented.

RESPONSE: In response to this comment it is the intention of the Company to disclose in a Pro Forma manner what the Earnings per Share (the “EPS”) would have been had the preferred stock been converted for all the periods disclosed. The Company’s current disclosure and EPS calculation were based on the following technical guidance:

•
According to FASB Current Text 2 (General Standards: Earnings Per Share - Section E11 paragraph 103) "Basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period." According to paragraph 104 "Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from income from continuing operations (if that amount appears in the income statement) and also from net income. If there is a loss from continuing operations or a net loss, the amount of the loss shall be increased by those preferred dividends."

•
According to FASB Current Text 2 (General Standards: Earnings Per Share - Section E11 paragraph 106) "The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back (a) any convertible preferred dividends*."

As a result the Company respectfully submits that both the current disclosure as well as calculation of EPS are correct.

4. Intangible Assets, page F-20

9.
Please refer to your response to parts (a) through (c) our prior comment number 18. We are still unable to concur with your assertion that the useful life of the renewal rights described in these transactions is forty years. Please provide to us a more detailed analysis that supports this useful life including the specific characteristics that drive the usefulness of these assets.

RESPONSE: The Company’s response to Comment 9 is set forth below. In addition, the Company has revised its disclosure on page 41 to indicate that the Company amortizes intangible assets over their useful lives, which are tested on an annual basis.

At June 30, 2006 the Company carried intangible assets in the total amount of $30.0 million (“Intangibles”). The Intangibles consist of two distinct groups: $7.5 million which represents the part of the purchase price in excess of book value paid by the Company in connection with acquisition of Wesco Insurance Company on June 1, 2006 (the “Wesco Asset”), and $23.5 million which arises from the Company’s acquisitions of business segments from other insurance carriers or brokers (“Renewal Rights Assets”).

The Wesco Asset is attributable to insurance licenses in 50 states that were in place at the date of acquisition. The licenses do not expire and any costs associated with the maintenance of the licenses are nominal (in a few cases there are yearly renewal fees). In accordance with Paragraph 11 of FAS 142 as well example 4 (broadcast license), the Company has determined that the licenses have an indefinite useful life and will be tested for impairment in accordance with FAS 142.

The Renewal Rights Assets relate to the Company’s acquisition of on-going businesses, which the Company refers to, colloquially, as “renewal rights” acquisitions. Although the Company did not acquire “hard assets”, these acquisitions constituted acquisitions of businesses and, ultimately, business combinations in accordance with paragraph 9 of FAS 141 as well as EITF 93-8. EIFT 93-8 defines a business as a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. The Company’s “renewal rights” acquisitions meet this definition.

The Company entered into each of the “renewal rights” transactions for the purpose of obtaining access to markets and business segments which it had not yet penetrated through the acquisition of a business which had a presence in the subject markets. Thus, the assets acquired in the transactions were not limited to the acquisition of the right to renew a discrete set of policies, but encompassed the infrastructures of the businesses, including the right to hire key members of the sellers’ marketing and underwriting staffs, systems and agency distribution networks. The transactions cover all business generated through the acquired companies’ infrastructure, not only renewals. In each case, the Company successfully has grown the acquired business and increased the aggregate premium volume from the year of acquisition. The Company anticipates that each of the acquired businesses will continue to generate premium growth for the foreseeable future.

The books of business purchased by the Company had been written by the sellers for periods ranging from 5 to 17 years prior to the Company’s acquisitions. The Company considered the factors outlined in paragraph 11 of FAS 142 in determining the Renewal Rights Assets’ useful life, such as the lack of any legal, regulatory or contractual provisions that would limit the useful life of these businesses. Because workers’ compensation insurance is mandated by law in all states, there is little risk of any adverse effects from obsolescence or lack of demand. According to the National Council on Compensation Insurance (NCCI), the recognized national authority on workers’ compensation insurance, workers’ compensation is the third largest line of property and casualty insurance with projected premiums in 2005 of $47.2 billion. In addition, the annual expenditures required to obtain the expected future cash flows associated with these acquired businesses is not material. Based on these factors the Company expects to recognize economic benefits from the Renewal Rights Assets for a minimum of forty years. Appendix B to FAS 142 provides that intangible assets should be amortized over their useful lives to the reporting entity and that there should be no limit, presumed or maximum, on that amortization period. The following analysis sets forth the basis for the Company's determination, at this time, that the useful life of the Renewal Rights Assets is, at a minimum, 40 years. The Company, as prescribed in FAS 142, will conduct an annual impairment test (more frequently if circumstances or events indicate) to determine if the useful lives have changed and or if the carrying value has become impaired. If there is a change or impairment the Company will revise the amortization schedule or carrying value accordingly.

As of June 2006, three of the Company’s acquisitions (Princeton, Covenant and Associated) have had sufficient transactional history for use in projections or analyses. In connection with the three transactions, the Company has achieved, in the aggregate, an average annual 18.8% growth in gross premiums written. Furthermore, trends of increasing annual premiums written prior to the acquisitions demonstrate the potential of the acquired agency networks to generate new business. The continuation of these trends following the acquisitions further supports the Company’s determination that the acquired businesses should continue to generate increasing annual gross premiums indefinitely. The Company has chosen to assume a continued average annual growth of 3%, which, based on actual average annual premium growth of 18.8% achieved by the Company to date , is conservative.

Princeton

Value of Intangible as of 6/30/06: $5,385,039
Years in business prior to acquisition: 8
Years of complete historical data since acquisition: 3
Written premiums in 2005: $58,496,986
Projected written premiums in 40 years (assuming 3% growth): $197,891,340

The Company acquired Princeton’s Insurance Company (“Princeton”) small workers’ compensation business to enhance its presence in the Northeast. Prior to the Company’s acquisition from Princeton of Princeton’s small workers’ compensation business, annual premiums written had increased over many years. From the commencement of its workers’ compensation business in 1995 through its acquisition by the Company on December 31, 2002, Princeton’s workers’ compensation business grew from annual gross premiums written of approximately $10 million in 1996, its first full year of business, to approximately $100 million in 2002. The Company anticipated that it would write $50 million through Princeton in the first year following the acquisition, representing the value of business available through Princeton which was within the Company’s underwriting guidelines.

The Company began writing business through Princeton in 2003. In the first 15 months (January 1, 2003 through March 31, 2004), gross premiums written totaled $61,493,192. From inception through August 31, 2006, the Princeton acquisition has generated $214,903,594 of gross premiums written.

Covenant

Value of Intangible as of 6/30/06: $2,461,786
Years in business prior to acquisition: 11
Years of complete historical data since acquisition: 2
Written premiums in 2005: $33,533,641
Projected written premiums in 40 years (assuming 3% growth): $150,990,387

The Covenant Group (“Covenant”) was an Atlanta-based insurance organization which wrote workers’ compensation insurance primarily in Southeastern states and Texas through two mutual insurers which it managed, and, beginning in 1999, fronting arrangements with non-affiliated insurance companies. The Company acquired Covenant’s business to enhance its presence in the Southeast, and to acquire Covenant’s proprietary claims handling system, experienced claims adjusters and Covenant’s third party administration fee business for assigned risk plans and self-insurers.

In 1993, Covenant’s gross premiums written totaled $3.2 million. In 2002 and 2003, Covenant’s gross premiums written exceeded $66.6 million in each year. The Company acquired Covenant with the intent of writing $29 million in the first year, which represented the value of the business available through Covenant within the Company’s underwriting guidelines.

As set forth in the attached summary schedule, the Covenant acquisition generated gross premiums written of $32.1 million in 2004. Gross premiums written increased 4.5% in 2005 and 44.4% in the first six months of 2006. Fee income from Covenant’s assigned risk administration and third party administration businesses has increased from $2.1 million in 2004 to $3.7 million in 2005 and $3.1 million for the first six months of 2006. The Company currently is a servicing carrier for the Georgia Assigned Risk Plan and has pending bids for servicing carrier contracts in several states. The Company expects that it will continue to generate fee revenue as a servicing carrier for assigned risk plans for the foreseeable future.

Associated

Value of Intangible as recorded: $3,303,022
Years in business prior to acquisition: 15+
Years of complete historical data since acquisition: 1
Written premiums in 2005: $49,343,391
Projected written premiums in 40 years (assuming 3% growth): $173,755,156

Associated Industries Insurance Services (“AIIS”) is a Florida-based agency and its affiliate, Associated Industries Insurance Company (“AIIC”), is a Florida-domiciled property/casualty insurer which writes workers’ compensation insurance (“AIIS” and “AIIC” are referred to, collectively, as “Associated”). Associated, which has been in business at least 17 years, had an established network of agents in Florida. The Company acquired Associated’s business to establish a presence in Florida.

In 2004, Associated’s annual gross premiums written totaled approximately $107 million. Because AIIC had limited capacity, Associated sought to enter into a relationship with a non-affiliated insurer to enable it to take full advantage of its distribution network. The Company, pursuant to the Renewal Rights Purchase Agreement between the Company and Associated, acquired the right to renew all AIIC policies with an annual premium of $100,000 or less which fall within the Company’s underwriting guidelines.

In 2005, the Company’s gross premium written attributable to the Associated acquisition totaled $49.3 million. From inception through August 31, 2006, gross premiums written attributable to Associated totaled approximately $92 million. Based on the information available through August 31, the Company expects that annual gross premiums written attributable to the Associated acquisition should increase by approximately 20% in 2006.

Alea and Muirfield

The Company acquired Alea’s business to enter into the specialty middle market property/casualty segment. The Company acquired Muirfield to enhance its presence in the small business workers’ compensation market in the Midwest. As with the Company’s other “renewal rights” acquisitions, the Company acquired the infrastructure of each of the businesses, including key management, underwriting and marketing personnel. The Alea and Muirfield transactions encompass all business written through the acquired employee groups and distribution networks. Because the Company began writing business through Alea and Muirfield in January, 2006 and June, 2006, respectively, the Company does not have historical data regarding the performance of the business. However, the Company, based on the limited results to date, expects that the performance of the businesses acquired from Alea and Muirfield will perform as well or better than the other acquired businesses and will generate increasing annual gross premiums written for the foreseeable future.

Summary

The Company’s “renewal rights” acquisitions include the acquisition of significant valuable rights in addition to the right to renew a discrete set of policies. The Company has acquired, directly or indirectly, each of the seller’s on-going businesses, including its underwriting and marketing personnel and systems. As set forth Schedule 1 hereto, assuming 3% growth in the business on a year over year basis, the Princeton, Covenant and Associated renewal rights acquisitions would generate $523 million of gross premiums written over forty years. The assumed 3% growth is below the 18.8% aggregate average annual growth the Company have achieved. According to the NCCI, the workers compensation line of business has grown from $31.9 billion in 2001 to $47.2 billion in 2005 (projected), an increase of 48%. The Company believes that the actual and projected growth in gross premiums written generated by the on-going businesses acquired through “renewal rights’ acquisitions are neither excessive nor unrealistic in relation to growth in the workers’ compensation line of business generally.

As demonstrated in Schedule 2 hereto, the Company has been successful in annually increasing premiums. The Company believes that the data indicates that the lives of the Renewal Rights Assets are indefinite. However, the Company has recognized that, in the future, it may be determined that the useful lives of the Renewal Rights Assets are limited. Therefore, the Company has, at present, chosen to use the former forty year amortization standard to write off our acquisitions, which the Company believes is a conservative approach. However, the Company, as prescribed in FAS 142, will conduct an annual impairment test (more frequently if circumstances or events indicate) to determine if the useful lives have changed and or if the carrying value has become impaired. If there is a change or impairment the Company will revise the amortization schedule or carrying value accordingly.

At your request notwithstanding your comments, in the event the Company requests acceleration of the effective date of the pending registration statement, it will furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Henry Rothman at (212) 704-6179 or the undersigned at (212) 704-6030 if you have any questions or comments regarding the foregoing responses.

Sincerely, /s/ Joseph Walsh, Esq. Joseph Walsh, Esq.

Schedule 1

Combined
2006 (8 month #s annualized)
Actual
Growth Rate Assumed	3.00%

	Premiums	% Growth	Note
2003	$52,028,777
2004	$94,925,217	82.45%	Includes AIIS for first time
2005	$141,374,018	48.93%	Huge AIIS increase in premiums
2006	$180,326,672	27.55%
2007	$185,736,472	3.00%
2008	$191,308,566	3.00%
2009	$197,047,823	3.00%
2010	$202,959,257	3.00%
2011	$209,048,035	3.00%
2012	$215,319,476	3.00%
2013	$221,779,061	3.00%
2014	$228,432,432	3.00%
2015	$235,285,405	3.00%
2016	$242,343,967	3.00%
2017	$249,614,286	3.00%
2018	$257,102,715	3.00%
2019	$264,815,797	3.00%
2020	$272,760,270	3.00%
2021	$280,943,079	3.00%
2022	$289,371,371	3.00%
2023	$298,052,512	3.00%
2024	$306,994,087	3.00%
2025	$316,203,910	3.00%
2026	$325,690,027	3.00%
2027	$335,460,728	3.00%
2028	$345,524,550	3.00%
2029	$355,890,286	3.00%
2030	$366,566,995	3.00%
2031	$377,564,005	3.00%
2032	$388,890,925	3.00%
2033	$400,557,653	3.00%
2034	$412,574,382	3.00%
2035	$424,951,614	3.00%
2036	$437,700,162	3.00%
2037	$450,831,167	3.00%
2038	$464,356,102	3.00%
2039	$478,286,785	3.00%
2040	$492,635,389	3.00%
2041	$507,414,450	3.00%
2042	$522,636,884	3.00%

Schedule 2

Princeton
	2003		2004		2005		2006 (Jan-Aug)		2006 (Annualized)
NB Year	#	$	#	$	#	$	#	$	#	$
2003	31,998	$51,189,966	25,023	$38,998,693	19,306	$30,510,887	9,469	$17,296,633	14,204	$25,944,950
2004			10,478	$20,698,663	8,328	$16,281,907	4,939	$10,507,089	7,409	$15,760,634
2005					5,380	$11,704,192	2,648	$6,708,157	3,972	$10,062,236
2006							3,813	$11,007,407	5,720	$16,511,111
	31,998	$51,189,966	35,501	$59,697,356	33,014	$58,496,986	20,869	$45,519,286	31,304	$68,278,929
% Change				116.62%		97.99%	Total since incep	$214,903,594		116.72%

Covenant
	2003		2004		2005		2006 (Jan-Aug)		2006 (Annualized)
NB Year	#	$	#	$	#	$	#	$	#	$
2003	851	$838,811	630	$1,609,950	468	$1,084,848	302	$477,757	453	$716,636
2004			2,838	$30,475,579	1,864	$16,808,496	1,210	$7,792,113	1,815	$11,688,170
2005					2,186	$15,640,297	1,238	$7,248,055	1,857	$10,872,083
2006							2,209	$19,213,128	3,314	$28,819,692
	851	$838,811	3,468	$32,085,529	4,518	$33,533,641	4,959	$34,731,053	7,439	$52,096,580
% Change				N/A		104.51%	Total since incep	$101,189,034		155.36%

	AIIS
		2004		2005		2006 (Jan-Aug)		2006 (Annualized)
	NB Year	#	$	#	$	#	$	#	$
	2004	416	$3,142,332	349	$2,706,563	1	$1,919	2	$2,879
	2005			4,952	$46,636,828	2,679	$25,214,162	4,019	$37,821,243
	2006					1,227	$14,751,361	1,841	$22,127,042
		416	$3,142,332	5,301	$49,343,391	3,907	$39,967,442	5,861	$59,951,163
% Change					N/A	Total since incep	92,453,165		121.50%
Average % Change									118.78%

Total for all	$52,028,777		$94,925,217		$141,374,018		$120,217,781		$180,326,672
						Total since incep	$408,545,793